Mail Stop 4561

June 29, 2007

Thomas J. Stallings
Chief Executive Officer
Internet Commerce Corporation
6025 The Corners Parkway, Suite 100
Norcross, GA 30092

Re: Internet Commerce Corporation
Information Statement on Schedule 14A
Filed on June 15, 2007
File No. 0-26293

Dear Mr. Stallings:

	We have limited review of the above-referenced filing to matters concerning the proposal ti increase the number of authorized shares of common stock and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

Proposal 2: Amendment to Increase the Number of Authorized Shares of Common Stock

1. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares other than with respect to the proposals regarding the financing of the EasyLink acquisition and the 2005 Stock Incentive Plan. For example, are there any proposals or plans to acquire any

business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no plans, proposals, or arrangements written or otherwise at this time other than as described.

2. In light of your plans to issue shares in connection with Proposals 1 and 3, please clarify how those proposals could affect your capital structure. Provide tabular presentation of the company's capital structure as it currently exists identifying the number of shares issued and outstanding, authorized and reserved, and authorized unreserved, and as it will exist if each of the proposals is adopted.

Except for above-cited matter, we have not and do not intend to conduct any review of the proxy statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 404-962-6548
Larry W. Shackelford, Esq.
Troutman Sanders LLP